UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 15)

CROWN MEDIA HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

228411 10 4

(CUSIP Number)

Brian Gardner, Esq. Executive Vice President and General Counsel Hallmark Cards, Incorporated Department 339 2501 McGee Kansas City, Missouri 64108 (816) 274-5583

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hallmark Cards, Incorporated
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only ☐
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Missouri
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 324,885,516 shares of Class A Common Stock
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 324,885,516 shares of Class A Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 324,885,516 shares of Class A Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 90.3%
(14)	Type of reporting person (see instructions) CO

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). H.A., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only ☐
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 284,885,516 shares of Class A Common Stock
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 284,885,516 shares of Class A Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 284,885,516 shares of Class A Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 79.2%
(14)	Type of reporting person (see instructions) OO

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HMK Holdings, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only ☐
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 284,885,516 shares of Class A Common Stock
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 284,885,516 shares of Class A Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 284,885,516 shares of Class A Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 79.2%
(14)	Type of reporting person (see instructions) CO

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). H C Crown, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only ☐
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 284,885,516 shares of Class A Common Stock
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 284,885,516 shares of Class A Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 284,885,516 shares of Class A Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 79.2%
(14)	Type of reporting person (see instructions) OO

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hallmark Cards GmbH
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only ☐
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 40,000,000 shares of Class A Common Stock
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 40,000,000 shares of Class A Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 40,000,000 shares of Class A Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 11.1%
(14)	Type of reporting person (see instructions) OO

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Blue Holding Company
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only ☐
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Missouri
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power -0-
	(8)	Shared voting power 40,000,000 shares of Class A Common Stock
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 40,000,000 shares of Class A Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 40,000,000 shares of Class A Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 11.1%
(14)	Type of reporting person (see instructions) CO

This Schedule 13D/A Amendment No. 15 (this “Amendment”) amends and supplements the Schedule 13D filed previously by Hallmark Cards, Incorporated, H.A., LLC (formerly H.A., Inc.), H C Crown, LLC (formerly H C Crown Corp.), Hallmark Entertainment Holdings, Inc. and Hallmark Entertainment Investments Co., jointly with respect to the securities of the Issuer (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated by deleting the entirety of the text therof and replacing it with the following:

(a) - (c) and (f): This Schedule 13D/A is being filed by Hallmark Cards, Incorporated (“Hallmark Cards”), a Missouri corporation, H.A., LLC, a Delaware limited liability company and a wholly-owned subsidiary of Hallmark Cards (formerly H.A., Inc., a Delaware corporation), HMK Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of H.A., LLC, H C Crown, LLC (“HCC”), a Delaware limited liability company and a wholly-owned subsidiary of HMK Holdings, Inc. (formerly H C Crown Corp., a Delaware corporation), Blue Holding Company (“Blue”), a Missouri corporation and wholly-owned subsidiary of Hallmark Cards, and Hallmark Cards GmbH (“HC Germany”), a German company and wholly-owned subsidiary of Blue (Hallmark Cards, H.A., LLC, HMK Holdings, Inc., HCC, Blue and HC Germany, together, the “Reporting Persons”). Hallmark Cards, Blue and HMK Holdings, Inc. each has its principal executive office at 2501 McGee, Kansas City, Missouri 64108. H.A., LLC and HCC each has its principal executive office at 103 Foulk Road, Suite 214, Wilmington, Delaware 19803. HC Germany has its principal executive office at Am Borsigturm 33, D-13507, Berlin, Germany. Hallmark Cards’ principal business is the manufacture and distribution of personal expression products. H.A., LLC’s principal business is holding shares of HMK Holdings, Inc. and debt securities and other investments in other entities. HMK Holdings, Inc.’s principal business is holding shares of HCC and debt securities and other investments in other entities. HCC’s principal business is holding debt obligations and shares of the Issuer and debt securities and other investments in other entities. HC Germany’s principal business is the distribution of social expression products within Germany. Blue’s principal business is holding shares of HC Germany and debt securities and other investments in other entities. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons is set forth in Schedule I hereto and is incorporated herein by reference.

Hallmark Entertainment Holdings, Inc., a Delaware corporation (“HEH”), and Hallmark Entertainment Investments Co., a Delaware corporation (“HEIC”) previously filed as members of a group with the Reporting Persons. On June 29, 2010, HEIC merged with and into the Issuer (the “HEIC Merger”) and HEH subsequently merged with and into the Issuer (the “HEH Merger”).

H.A., LLC and HCC previously filed as H.A., Inc. and H C Crown Corp. On December 31, 2010, H.A., Inc., a Delaware corporation, was converted into H.A., LLC, a Delaware limited liability company, and H C Crown Corp., a Delaware corporation, was converted into H C Crown, LLC, a Delaware limited liability company.

(d) and (e): During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 31, 2012, pursuant to a Purchase Agreement (the “Purchase Agreement”) dated as of October 31, 2012 by and between HCC and Hallmark Cards, HCC sold 40,000,000 shares (the “Transferred Shares”) of the Issuer’s Class A Common Stock (the “Common Stock”) to Hallmark Cards in exchange for a promissory note issued by Hallmark Cards to HCC. Immediately thereafter, Hallmark Cards contributed the Transferred Shares to Blue as a contribution to capital pursuant to a Contribution Agreement (the “Hallmark Cards-Blue Contribution Agreement”) dated as of October 31, 2012 by and between Hallmark Cards and Blue. Immediately thereafter, Blue contributed the Transferred Shares to HC Germany as a contribution to capital pursuant to a Contribution Agreement (the “Blue-HC Germany Contribution Agreement”; together with the Purchase Agreement and the Hallmark Cards-Blue Contribution Agreement, the “Transfer Documents”) dated as of October 31, 2012 by and between Blue and HC Germany.

As a result of the transactions contemplated by the Transfer Documents (the “Share Contribution”), HC Germany is the direct owner of the Transferred Shares.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D, as it has been amended from time to time, is hereby further amended and supplemented as follows:

Tax Deconsolidation

As a result of the Share Contribution, members of Hallmark Cards’ consolidated tax group will own less than 80% of the Issuer’s outstanding shares of Common Stock, and therefore the Issuer will no longer be eligible to join in Hallmark Cards’ consolidated tax group for federal income tax purposes (the “Deconsolidation”). Because the Issuer expects to file separate federal income tax returns that are not consolidated with the federal income tax returns of Hallmark Cards, it is expected that the Issuer may be able to apply certain net operating losses that it had accumulated while it was not a member of the Hallmark Cards consolidated tax group to future federal taxable income of the Issuer (if any).

On October 12, 2012, the Issuer’s Board of Directors empowered a special committee of its Board of Directors, consisting of William Cella, Glenn Curtis, Herbert Granath, A. Drue Jennings and Peter Lund (all of whom are independent of Hallmark Cards) (the “Special Committee”) to, among other things, (i) review and evaluate the terms and conditions, and determine the advisability, of entering into certain agreements and acknowledgments with Hallmark Cards (the “Potential Transaction”) and any alternatives thereto as the Special Committee deems appropriate, (ii) establish, approve, modify, monitor and direct the process and procedures related to the review and evaluation of the Potential Transaction and any alternatives thereto, (iii) negotiate with Hallmark Cards with respect to the terms and conditions of the Potential Transaction or any alternative thereto and, if the Special Committee deems appropriate, but subject to the limitations of applicable law, approve the execution and delivery of any agreements, documents, certificates or other instruments in connection with the Potential Transaction, or any alternative transaction that Hallmark Cards is a party to on behalf of the Issuer, (iv) determine whether the Potential Transaction or any alternative thereto negotiated by the Special Committee is in the best interests of the Issuer and its stockholders other than Hallmark Cards and HCC, (v) recommend to the full Board of Directors what action, if any, should be taken with respect to the Potential Transaction or any alternative thereto, and (vi) take any other action which the Special Committee determines in its sole discretion to be advisable in connection with the foregoing. In addition, the Board of Directors resolved that the Issuer would not authorize the Potential Transaction without a prior favorable recommendation by the Special Committee.

On October 26, 2012, the Special Committee determined that it is advisable and in the best interests of the Issuer and its stockholders (other than Hallmark) to pursue the Deconsolidation and, as an inducement to Hallmark Cards to facilitate the Deconsolidation, to cause the Issuer to enter into the Acknowledgement and Agreement with Hallmark Cards, dated as of October 29, 2012. A copy of the Acknowledgement and Agreement has been filed as an exhibit to this Amendment. The Acknowledgement and Agreement provides, among other things, the Issuer will not, and it will cause its controlled affiliates not to, directly or indirectly, take any action (including asserting legal, equitable or contractual rights) that (a) would prevent, impede, hinder or delay Hallmark Cards or any of its affiliates from transferring ownership (including record ownership) of all of the shares of Common Stock of the Issuer owned by HCC prior to the Share Contribution (such shares of Common Stock owned by HCC immediately to the Share Contribution, the “Hallmark Owned Shares”) to a single Affiliate of Hallmark Cards in accordance with Section 3 of the Stockholders Agreement (such Transfer, a “Reaggregation Transfer”) or (b) would cause Hallmark Cards or any of its affiliates to suffer any adverse consequences arising out of a Reaggregation Transfer. Subject to applicable law and the restrictions in the Stockholders Agreement, a Reaggregation Transfer would permit the affiliate of Hallmark Cards holding all of the Hallmark Owned Shares to effect a short form merger under the Delaware General Corporation Law (as HCC could have done prior to the Share Contribution). The Reporting Persons may engage in a Reaggregation Transfer at any point in time in light of the factors described elsewhere in this Item 4.

In addition, the Acknowledgement and Agreement provides that in the event that the Internal Revenue Service or other governmental agency asserts that the Share Contribution did not result in the termination of the Issuer’s eligibility to join in the filing of a consolidated federal income tax return with Hallmark Cards, then Hallmark Cards will, with the cooperation of the Issuer, control the response to, and defense of, such assertion, and will have the right to control the settlement of such matter. If it is ultimately determined (whether by judgment, by settlement or otherwise), that the Share Contribution did not result in the termination of the Issuer’s eligibility to join in the filing of a consolidated federal income tax return with Hallmark Cards, then (i) Section 1 of the tax sharing agreement between Hallmark Cards and the Issuer will automatically and without any further action on the part of any party, be deemed to be continuously in full force from the date of the Acknowledgement and Agreement, and (ii) Hallmark Cards and the Issuer will cooperate in good faith to give effect to the terms and provisions of the tax sharing agreement as if the Share Contribution, the Deconsolidation and any purported expiration of the tax sharing agreement resulting therefrom had not occurred.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

(a)-(b): Immediately following the Share Contribution, (i) HCC directly owns 284,885,516 shares of Class A Common Stock, which comprises 79.2% of the outstanding shares of Class A Common Stock of the Issuer and (ii) HC Germany directly owns 40,000,000 shares of Class A Common Stock, which comprises 11.1% of the outstanding shares of Class A Common Stock of the Issuer. Hallmark Cards directly owns no shares of Common Stock, but shares dispositive and voting power over the shares of Common Stock owned by HCC and HC Germany, which constitutes 324,885,516 shares of Class A Common Stock and 90.3% of the outstanding shares of Class A Common Stock of the Issuer. These percentages are based on 359,675,936 shares of Class A Common Stock outstanding as of July 23, 2012 as reported in the Issuer’s Form 10-Q filed on July 27, 2012 for the quarter ended June 30, 2012.

Blue directly owns no shares of Common Stock but shares dispositive and voting power over shares of Common Stock owned by HC Germany, as described above.

HMK Holdings, Inc. and H.A., LLC each owns no shares of Common Stock but shares dispositive and voting power over shares of Common Stock owned by HCC, as described above

The information requested by (a)-(b) of this Item 5 for each director and executive officer of Hallmark Cards, HMK Holdings, Inc., Blue and HC Germany and each executive officer of H.A., LLC and HCC is set forth in Schedule II hereto and is incorporated herein by reference.

(c): See Items 3 and 4 above.

Except as described in this Item 5(c), neither of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of their directors or executive officers, has effected any transactions in shares of Common Stock during the past 60 days.

(d): None

(e): Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D, as it has been amended from time to time, is hereby further amended and supplemented as follows:

Purchase Agreement, dated as of October 31, 2012, by and among HCC and Hallmark Cards. See Items 3 and 4 above.

Contribution Agreement, dated as of October 31, 2012, by and among Hallmark Cards and Blue. See Items 3 and 4 above.

Contribution Agreement, dated as of October 31, 2012, by and among Blue and HC Germany. See Items 3 and 4 above.

Acknowledgement and Agreement, dated October 29, 2012, by and among Hallmark Cards and the Issuer. See Items 3 and 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(1)	Joint Filing Agreement, dated as of October 31, 2012, by and among Hallmark Cards, H.A., LLC, HMK Holdings, Inc., HCC, Blue and HC Germany.

(2)	Purchase Agreement, dated as of October 31, 2012, by and among HCC and Hallmark Cards.

(3)	Contribution Agreement, dated as of October 31, 2012, by and among Hallmark Cards and Blue.

(4)	Contribution Agreement, dated as of October 31, 2012, by and among Blue and HC Germany.

(5)	Acknowledgement and Agreement, dated as of October 29, 2012, by and among Hallmark Cards and the Issuer.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2012	HALLMARK CARDS, INCORPORATED

	By:	/s/ Timothy Griffith
	Name:	Timothy Griffith
	Title:	Executive Vice President-Chief Financial Officer

H.A., LLC

	By:	/s/ Brian E. Gardner
	Name:	Brian E. Gardner
	Title:	Vice President

HMK HOLDINGS, INC.

	By:	/s/ Brian E. Gardner
	Name:	Brian E. Gardner
	Title:	Vice President

H C CROWN, LLC

	By:	/s/ Timothy Griffith
	Name:	Timothy Griffith
	Title:	Vice President

BLUE HOLDING COMPANY

	By:	/s/ Dwight C. Arn
	Name:	Dwight C. Arn
	Title:	Vice President

HALLMARK CARDS GMBH

	By:	/s/ Arjan den Boer
	Name:	Arjan den Boer
	Title:	Managing Director

SCHEDULE I

The name and present principal occupation of each of the directors and executive officers of Hallmark Cards, Incorporated; H.A., LLC; HMK Holdings, Inc.; and H C Crown, LLC are set forth below. The business address for each of the directors and executive officers of Hallmark Cards, Incorporated is c/o Hallmark Cards, Incorporated, 2501 McGee, Kansas City, Missouri 64108. The business address for each of the executive officers of H.A., LLC is c/o H.A., LLC, 103 Foulk Road, Suite 214, Wilmington, Delaware 19803. The business address for each of the directors and executive officers of HMK Holdings, Inc. is c/o HMK Holdings, Inc., 2501 McGee, Kansas City, Missouri 64108. The business address for each of the executive officers of H C Crown, LLC is c/o H C Crown, LLC, 103 Foulk Road, Suite 214, Wilmington, Delaware 19803. The business address for each of the directors and executive officers of Blue Holding Company is 2501 McGee, Kansas City, Missouri 64108. The business address for the managing director of Hallmark Cards GmbH is Am Borsigturm 33, D-13507, Berlin, Germany. All the directors and executive officers listed on this Schedule I are United States citizens except for the managing director of Hallmark Cards GmbH who is a Dutch citizen.

HALLMARK CARDS, INCORPORATED

NAME	TITLE AND OCCUPATION
Nancye L. Green	Director; President of Donovan/Green, Inc.
Frederick B. Hegi, Jr.	Director; Founding Partner, Wingate Partners
Timothy B. Smucker	Director; Chairman and Co-Chief Executive Officer of The J.M. Smucker Company
Donald J. Hall	Chairman of the Board of Hallmark Cards, Incorporated
Donald J. Hall, Jr.	Director; Vice Chairman, President and Chief Executive Officer of Hallmark Cards, Incorporated
David E. Hall	Director; President-Hallmark North America
Jack Moore	President-Hallmark Gold Crown of Hallmark Cards, Incorporated
Timothy Griffith	Executive Vice President-Chief Financial Officer of Hallmark Cards, Incorporated
Brian E. Gardner	Executive Vice President-General Counsel of Hallmark Cards, Incorporated
William P. Lucas	Executive Vice President-Real Estate of Hallmark Cards, Incorporated
Terri Ann Drake Cox	Senior Vice President-Creative of Hallmark Cards, Incorporated
Dean Erlandson	Senior Vice President-Mass Customers of Hallmark Cards, Incorporated
William Guibor	Senior Vice President-Chief Operating Officer-Hallmark Retail of Hallmark Cards, Incorporated
Steve Hawn	Senior Vice President-North America Strategic Planning and Finance of Hallmark Cards, Incorporated
Steve Doyal	Senior Vice President-Public Affairs and Communications of Hallmark Cards, Incorporated
Lisa Macpherson	Senior Vice President-Marketing of Hallmark Cards, Incorporated
Ellen Junger	Senior Vice President-Consumer Solutions of Hallmark Cards, Incorporated
Robert C. Bloss	Senior Vice President-Human Resources of Hallmark Cards, Incorporated
Michael W. Goodwin	Senior Vice President-Information Technology of Hallmark Cards, Incorporated
Leroy Burney	Senior Vice President-Supply Chain and Business Enablement of Hallmark Cards, Incorporated
Daniel S. Krouse	Operations Vice President-Logistics and Indirect Procurement of Hallmark Cards, Incorporated

H.A., LLC

NAME	TITLE AND OCCUPATION
Susan Glass	President
Peter Marshall	Vice President
Nancy Hecker	Vice President, Treasurer
Brian E. Gardner	Vice President
Dwight C. Arn	Vice President
Jeff McMillen	Vice President/Investment Officer

HMK HOLDINGS, INC.

NAME	TITLE AND OCCUPATION
Susan Glass	Director and President
Peter Marshall	Director and Vice President
Nancy Hecker	Director and Vice President, Treasurer
Mary Stawikey	Director and Vice President
Karen Severino	Director and Vice President, Loan Officer
Jeff McMillen	Vice President, Investment Officer
Brian E. Gardner	Vice President
Dwight C. Arn	Vice President

H C CROWN, LLC

NAME	TITLE AND OCCUPATION
Susan Glass	President
Peter Marshall	Vice President
Nancy Hecker	Vice President, Treasurer
Mary Stawikey	Vice President
Karen Severino	Vice President, Loan Officer
Jeff McMillen	Vice President, Investment Officer
Brian E. Gardner	Vice President
Dwight C. Arn	Vice President

BLUE HOLDING COMPANY

NAME	TITLE AND OCCUPATION
Brian E. Gardner	President
Dwight C. Arn	Director and Vice President
Karen I. Bisset	Vice President

HALLMARK CARDS GmbH

NAME	TITLE AND OCCUPATION
Arjan den Boer	Managing Director

SCHEDULE II

To the knowledge of the Reporting Persons, listed below are the names of the executive officers and directors who beneficially own Common Stock, along with the number of shares each such person beneficially owns. To the knowledge of the Reporting Persons, the persons listed below are the only persons on Schedule I who beneficially own Common Stock. To the knowledge of the Reporting Persons except as noted below, (a) each person listed below has the sole power to vote or direct to vote and dispose or direct to dispose those shares of Common Stock beneficially owned by such person and (b) each person beneficially owns shares of Common Stock representing less than 1% of the Class A Common Stock outstanding.

Name	Class A Common Stock
Steve Doyal	1,500
David E. Hall (1)	324,888,016
Donald J. Hall, Jr. (1)	324,888,016

(1)	Donald J. Hall, Jr. and David E. Hall each may be deemed to be a beneficial owner of the shares beneficially owned by Hallmark Cards, Incorporated because each is a co-trustee of a voting trust which controls all of the voting securities of Hallmark Cards, Incorporated and each is a director and an officer of Hallmark Cards, Incorporated. Each disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.